UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

314308107

(CUSIP Number)

Lori Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

630 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,145,300

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,145,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
Common Stock, $.01 par value per share (the “Shares”). Feldman Mall Properties, Inc. (the “Company”) 1010 Northern Blvd., Suite 314 Great Neck, N.Y. 11021

Item 2.	Identity and Background

(a)                                  Inland American Real Estate Trust, Inc. (“Inland American”)

(b)                                 State of Incorporation:  Maryland

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland American seeks to acquire and manage a diversified (by geographical location and by property type) portfolio of real estate primarily improved for use as shopping or retail centers, malls, multi-family residential buildings, office and industrial buildings located in the United States and Canada. Inland American also may seek to acquire publicly traded or privately owned entities that own such commercial real estate assets. These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.

(d)                                 During the past five years, Inland American has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  During the last five years, Inland American has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

Inland American has purchased a total of 1,145,300 Shares for an aggregate price of $13,296,363.66 in approximately 31 open-market transactions from December 14, 2005 through March 30, 2006. The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases. Inland American may continue to utilize margin credit for a portion of the cost from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies. The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.

Item 4.	Purpose of Transaction

Inland American acquired the Company’s Shares for the purpose of making an investment in the Company. Inland American has also considered, on a preliminary basis, various courses of action with respect to the Company, including:  (i) causing Inland American or a subsidiary or affiliate of Inland American to acquire additional Shares in a cash tender offer or exchange offer; (ii) proposing a merger or similar transaction between Inland American or an affiliate of Inland American and the Company; and (iii) seeking representation on the Company’s board of directors. Inland American has not reached any conclusion as to any of the foregoing alternatives. Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, Inland American will hold all of these Shares as an investment.

Until Inland American makes a decision concerning the alternatives described above, and depending on market conditions and other factors, Inland American may continue to purchase Shares in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Inland American intends to continuously review its investment in the Company and may in the future change its present course of action and decide to pursue one of the alternatives discussed in the first paragraph of this Item 4. Inland American may seek control of the Company or may merely seek to increase its investment in the Company without obtaining control. Inland American may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire. In reaching any conclusion as to the foregoing, Inland American will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to Inland American, developments in Inland American’s business, general economic conditions, and money and stock market conditions.

Other than as described above, Inland American has no present plans or proposals which relate to or would result in:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are not applicable.

Item 5.	Interest in Securities of the Issuer

(a)          See response corresponding to row 11 of the cover page for the aggregate number of shares beneficially owned by Inland American, which is incorporated herein by reference. See response corresponding to row 13 of the cover page for the percentage of Shares owned by Inland American, which is incorporated herein by reference.

(b)         See responses corresponding to rows seven through ten of the cover page for the number of shares as to which Inland American has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.

(c)          During the 60-day period beginning January 30, 2006 through March 30, 2006, Inland American has effected the following Share transactions, each via the New York Stock Exchange:

Type of Transaction	Date	No. of Shares	Price per Share	Total Purchase Price
Buy	21-Feb	10,700	$11.49	$122,996.50
Buy	22-Feb	5,000	$11.21	$56,055.00
Buy	21-Mar	68,100	$11.48	$782,332.80
Buy	22-Mar	1,700	$11.48	$19,524.50
Buy	23-Mar	2,800	$11.49	$32,163.00
Buy	24-Mar	98,900	$11.50	$1,137,815.00
Buy	27-Mar	80,000	$11.51	$920,400.00
Buy	28-Mar	91,600	$11.65	$1,067,589.00
Buy	29-Mar	196,300	$11.70	$2,297,062.00
Buy	30-Mar	2,100	$11.57	$24,307.50

(d) None. (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INLAND AMERICAN REAL ESTATE TRUST, INC.

March 31, 2006
Date
/s/ Brenda G. Gujral
Signature
Brenda G. Gujral President
Name/Title